                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                  (RULE 13d)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                             PURSUANT TO RULE 13d


     Marketing Specialists Corporation f/k/a Merkert American Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  57060R-10-7
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                James L. Monroe
                             Monroe & Company LLC
                           8 Cedar Street, Suite 54A
                               Woburn, MA 01801
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                With a copy to:

                             Stuart M. Cable, P.C.
                          Goodwin, Procter & Hoar LLP
                                Exchange Place
                       Boston, Massachusetts 02109-2881
                                (617) 570-1000

                                August 18, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

-----------------------                                  ---------------------
  CUSIP No. 57060R 10 7               13D                  Page 1 of 3 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


             James L. Monroe
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                          00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,095,076/(1)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,705,548
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,095,076/(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,800,624 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                56.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------------------
    /(1)/ Includes 405,210 shares of common stock and 111,900 shares of restricted common stock, which shares are convertible into shares of common stock in specific circumstances, that are held by Monroe & Company LLC of which Mr. Monroe is the sole manager. Includes 438,544 shares of common stock and 111,900 shares of restricted common stock, which shares are convertible into shares of common stock in specific circumstances, that are held by JLM Management LLC of which Mr. Monroe is the sole manager. Includes 21,927 shares of common stock and 5,595 shares of restricted common stock, which shares are convertible into shares of common stock in specific circumstances, held by Sandra Monroe, Mr. Monroe's spouse, and for which Mr. Monroe disclaims beneficial ownership.

-----------------------                                  ---------------------
  CUSIP No. 57060R 10 7               13D                  Page 2 of 3 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


             JLM Management LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                          00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            550,444/(1)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,222,658
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             550,444/(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,800,624 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                56.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------------------
     /(1)/ Includes 438,544 shares of common stock and 111,900 shares of restricted common stock, which shares are convertible into shares of common stock in specific circumstances, that are held by JLM Management LLC.

-----------------------                                  ---------------------
  CUSIP No. 57060R 10 7               13D                  Page 3 of 3 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


             Monroe & Company LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                          00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            517,110/(1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,255,992
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             517,110/(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,800,624 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                56.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------------------
     /(1)/ Includes 405,210 shares of common stock and 111,900 shares of restricted common stock, which shares are convertible into shares of common stock in specific circumstances, that are held by Monroe & Company LLC.

Item 1.  Security and Issuer
         -------------------

          This Schedule 13D relates to common stock, par value $.01 per share ("Common Stock"), of Marketing Specialists Corporation (formerly known as Merkert American Corporation, the "Company"). The Company's principal executive office is located at 490 Turnpike Street, Canton, Massachusetts.


Item 2.   Identity and Background
          -----------------------

          (a) Pursuant to Rules 13d-1 and 13d-2 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is being filed on behalf of James L. Monroe, JLM Management LLC, a Delaware limited liability company ("JLM") and Monroe & Company LLC, a Delaware limited liability company ("Monroe & Co."). Mr. Monroe is the sole manager of each of JLM and Monroe & Co.

          Mr. Monroe, JLM and Monroe & Co. each hereby disclaim beneficial ownership of 6,454,226 shares of common stock that are subject to the Voting Agreement described herein, and the filing of this statement shall not be construed as an admission that Mr. Monroe, JLM and Monroe & Co. are, for purposes of Section 13(d) of the Act, the beneficial owners of any such shares of Common Stock. In addition, each of Mr. Monroe, JLM and Monroe & Co. hereby disclaim membership in any group with respect to the Voting Agreement.

        (b)    (i)  James L. Monroe
                    8 Cedar St., Suite 54A
                    Woburn, MA  01801

               (ii) JLM Management LLC
                    8 Cedar St., Suite 54A
                    Woburn, MA  01801

              (iii) Monroe & Company LLC
                    8 Cedar St., Suite 54A
                    Woburn, MA  01801

        (c)    (i)  Mr. Monroe's present principal occupation is serving as the manager of Monroe & Co. Mr. Monroe is a director of the Company.

               (ii) JLM's principal business is the management of equity
                    investments in the Company.

              (iii) Monroe & Co. provides business consulting and advisory services.

        (d)-(e) None of Mr. Monroe, JLM and Monroe & Co. have, during the past 5 years, ever (A) been convicted in a criminal proceeding (excluding traffic violations on similar misdemeanors or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               (f) Mr. Monroe is a United States citizen. JLM and Monroe & Co. are Delaware limited liability companies.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

Acquisitions of Beneficial Ownership

          The Merger

          Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 28, as amended on July 8, 1999, by and among Richmont Marketing Specialists Inc., a Delaware corporation ("RMSI"), the stockholders of RMSI and the Company (the "Merger Agreement"), RMSI was merged with and into the Company (the "Merger") on August 18, 1999.

          At the time of the Merger, the stockholders of RMSI exchanged each of their shares of common stock of RMSI for 48.7198 shares of Common Stock of the Company.

          The Voting Agreement

          Pursuant to the terms of that certain Voting Agreement, dated as of August 18, 1999 (the Voting Agreement"), by and among MS Acquisition Ltd. ("MS Acquisition"), Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey, Jeffrey A. Watt, JLM and Monroe & Co., the parties to the Voting Agreement have agreed to vote their respective owned shares of Common Stock in favor of five nominees to the board of directors of the Company that are designated in writing by MS Acquisition, provided that such nominees are reasonably acceptable to JLM and Monroe & Co.

          Excluding the 1,067,554 shares of Common Stock that are owned directly and of record by JLM and Monroe & Co., the shares subject to the Voting Agreement are as follows:


                                                      Shares of
  Owner of Record                                    Common Stock
--------------------                                 ------------

Ronald D. Pedersen                                      1,259,017
Bruce A. Butler                                           301,721
Gary R. Guffey                                            301,721
Jeffrey A. Watt                                           819,759
MS Acquisition                                          4,023,330
                                                        ---------
Total                                                   6,705,548


     The Voting Agreement will terminate upon the earlier to occur of: (a) the date on which MS Acquisition and Messrs. Pedersen, Butler and Guffey cease to own in the aggregate at least 35% of the total outstanding shares of the Company or (b) the date on which all of the parties to the agreement cease to own, or have the right to exercise voting control over, shares of the Company representing more than 50% of the total voting power of all outstanding voting securities of the Company.

     Other than as set forth above, Mr. Monroe, JLM and Monroe & Co. possess no rights or powers to vote, direct the voting of, dispose or direct the disposition of 6,705,548 shares of Common Stock that are the subject of the Voting Agreement.

Item 4.   Purpose of Transactions.
          -----------------------

The Merger

     The Merger of RMSI into the Company was effected to create a national food brokerage company with the resources to represent a wide array of manufacturers' products to customers operating in different distribution channels throughout the United States. The Merger is intended to result in significant cost savings and operating efficiencies arising out of the combined company's increased size and overlapping support and administrative systems.

The Voting Agreement

     The Voting Agreement was entered into in connection with the merger of RMSI into the Company. The purpose of entering into the Voting Agreement was to facilitate the Merger, and to grant the right to MS Acquisition to appoint five of the nine initial directors of the Company following the Merger, one of whom shall be an independent director whose appointment shall be reasonably acceptable to JLM and Monroe & Company.

     The Voting Agreement will terminate upon the earlier to occur of: (A) the date on which MS Acquisition and Messrs. Pedersen, Butler and Guffey cease to own in the aggregate at least 35% of the total outstanding shares of the Company or (B) the date on which all of the parties to the agreement cease to own, or have the right to exercise voting control over, shares of the

Company representing more than 50% of the total voting power of all outstanding voting securities of the Company.

     Mr. Monroe, JLM and Monroe & Co. may buy or sell additional shares of Common Stock in the open market or otherwise on such terms and at such times as Mr. Monroe, JLM or Monroe & Co. consider desirable. Any decision by Mr. Monroe, JLM or Monroe & Co. to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.

     Except as set forth above, Mr. Monroe, JLM and Monroe & Co. have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in the Securities of the Issuer.
          ----------------------------------------

(a) The aggregate number of shares of Common Stock which Mr. Monroe, JLM and Monroe & Co. may be deemed to beneficially own under Rule 13d-3 of the Act is 7,800,624, which constitutes approximately 56.2% of the 13,877,848 shares of such Common Stock outstanding as of August 18, 1999.

(b) Mr. Monroe possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 1,095,076 shares of Common Stock, which constitutes approximately 7.9% of the 13,877,848 shares of Common Stock outstanding as of August 18, 1999.

     JLM possesses the sole power to vote or direct the vote of and the sole power to dispose of or direct the disposition of 550,444 shares of Common Stock, which constitutes approximately 4.0% of the 13,877,848 shares of Common Stock outstanding as of August 18, 1999.

     Monroe & Co. possesses the sole power to vote or direct the vote of and the sole power to dispose of or direct the disposition of 517,110 shares of Common Stock, which constitutes approximately 3.7% of the 13,877,848 shares of Common Stock outstanding as of August 18, 1999.

     Mr. Monroe disclaims beneficial ownership of 6,705,548 shares of Common Stock which are subject to the Voting Agreement.

     JLM disclaims beneficial ownership of 7,222,658 shares of Common Stock which are subject to the Voting Agreement.


     Monroe & Co. disclaims beneficial ownership of 7,255,992 shares of Common Stock which are subject to the Voting Agreement.

     In regards to shares of Common Stock subject to the Voting Agreement, other than with respect to the rights created under the Voting Agreement, Mr. Monroe, JLM and Monroe & Co. possess no powers, rights or privileges with respect to all such shares of Common Stock for which beneficial ownership is disclaimed. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.

(c) As described in Items 3 and 4 of this Schedule 13D, the Company entered into the Merger Agreement on April 28, 1999; the transactions contemplated by such agreement were consummated and the parties entered into the Voting Agreement within the last sixty (60) days.

(d) Other than with respect to the rights granted under the Voting Agreement, Mr. Monroe, JLM and Monroe & Co. possess no powers, rights or privileges with respect to the 6,705,548 shares of Common Stock that are owned by the other parties to the Voting Agreement. All other powers, rights and privileges with respect to such shares remain with such other parties to the Voting Agreement, including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     JLM and Monroe & Co. are parties to the Voting Agreement.

     JLM and Monroe & Co. are also party to that certain Registration Rights Agreement, dated as of August 18, 1999 (the "Registration Rights Agreement"), by and among the Company, JLM and Monroe & Co. and Gerald R. Leonard, Joseph T. Casey, Edward P. Grace, III, James Philiposky, Sandra Monroe, Sean P. Spaulding and Jo-Anne Collins (each a "Holder and together, the "Holders"). Under the terms of the Registration Rights Agreement, JLM, Monroe & Co. and the other Holders are granted certain demand and piggyback registration rights in respect of the Common Stock of the Company. On any two occasions following the date of the Registration Rights Agreement, one or more of the Holders of at least 40% of the Common Stock may request that the Company cause to be filed with the Securities and Exchange Commission and cause to become effective a registration statement under the Securities Act of 1933 relating to the sale by the Holders of their shares of Common Stock. The cost of these registrations will be borne by the Company.

Item 7.   Material Filed as Exhibits.
          --------------------------

Exhibit I   - Agreement and Plan of Merger, as amended, dated as of April 28,
              1999, by and among Merkert American Corporation, Richmont
              Marketing

              Specialists Inc., MS Acquisition Ltd., Ronald D. Pedersen, Bruce
              A. Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit II  - Form of Certificate of Merger.

Exhibit III - Voting Agreement, dated as of August 18, 1999, by and among MS
              Acquisition Ltd., Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey, Jeffrey A. Watt, Monroe & Company LLC and JLM Management LLC.

Exhibit IV  - Registration Rights Agreement, dated as of August 18, 1999, by and among Merkert American Corporation, JLM Management LLC, Monroe & Company LLC, Gerald R. Leonard, Joseph T. Casey, Edward
              P. Grace, III, James Philiposky, Sandra Monroe, Sean P. Spaulding and Jo-Anne Collins.

                                 SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.


                                            /s/ James L. Monroe
                                            -------------------
                                            James L. Monroe


                                            MONROE & COMPANY LLC


                                            By:  /s/ James L. Monroe
                                                 -------------------
                                               Name: James L. Monroe
                                               Title: Manager

                                            JLM MANAGEMENT LLC


                                            By:  /s/ James L. Monroe
                                                 -------------------
                                               Name: James L. Monroe
                                               Title: Manager

                                 EXHIBIT INDEX

Exhibit I Agreement and Plan of Merger, as amended, dated as of April 28, 1999, by and among Merkert American Corporation, Richmont Marketing Specialists Inc., MS Acquisition Ltd., Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit II          Form of Certificate of Merger.

Exhibit III Voting Agreement, dated as of August 18, 1999, by and among MS Acquisition Ltd., Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey, Jeffrey A. Watt, Monroe & Company LLC and JLM Management LLC.

Exhibit IV Registration Rights Agreement, dated as of August 18, 1999, by and among Merkert American Corporation, JLM Management LLC, Monroe & Company LLC, Gerald R. Leonard, Joseph T. Casey, Edward P. Grace, III, James Philiposky, Sandra Monroe, Sean P. Spaulding and Jo-Anne Collins.